UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 000-55898

(Check One): ☒  Form 10-K   ☐  Form 20-F   ❑  Form 11-K   ☐  Form10-Q    ☐  Form D   ☐  Form N-SAR   ☐  Form N-CSR

For Period Ended:     December 31, 2017

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:  _______________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

SSB Bancorp, Inc.
Full Name of Registrant

____________________
Former Name, if Applicable

8700 Perry Highway
Address of Principal Executive Office (Street and Number)

Pittsburgh, Pennsylvania 15237
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

(a)           The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)            The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attached Extra Sheets if Needed)

During the audit process, the Registrant has determined that its subsidiary bank, SSB Bank (the "Bank"), has been inappropriately accruing interest income on loans that had been sold.  The Registrant, therefore, must review the Bank's accrued interest income accounts as of each reporting date in the Form 10-K.  Accordingly, this has caused a delay in filing the Form 10-K in a timely manner and without unreasonable expense or effort.

PART IV – OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification:

J. Daniel Moon, IV                                                                   (412)                                                                 837-6955
(Name) (Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).     ☒  Yes☐  No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     ☐  Yes☒  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SSB Bancorp, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 2, 2018	By:	/s/ J. Daniel Moon, IV
J. Daniel Moon, IV
President, Chief Executive Officer and Chief Financial Officer